SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Home Inns & Hotels Management Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6647N108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G6674N108	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Max Wealth Enterprise Limited (“Max Wealth”) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER Max Wealth, as the direct record holder of 4,655,389 shares, may be deemed to have sole voting power with respect to these shares.
6 SHARED VOTING POWER See Item 5.
7 SOLE DISPOSITIVE POWER Max Wealth, as the direct record holder of 4,655,389 shares, may be deemed to have sole dispositive power with respect to these shares.
8 SHARED DISPOSITIVE POWER See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,655,389 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Neil Nanpeng Shen N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

4,780,389 shares, which includes (i) 4,655,389 shares held by Max Wealth, a company solely owned and controlled by Mr. Shen and which may also be deemed to have sole voting power with respect to these 4,655,389 shares and (ii) 125,000 shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days of this Schedule 13G.

6 SHARED VOTING POWER See Item 5.

  7    SOLE DISPOSITIVE POWER

4,780,389 shares, which includes (i) 4,655,389 shares held by Max Wealth, a company solely owned and controlled by Mr. Shen and which may also be deemed to have sole dispositive power with respect to these 4,655,389 shares and (ii) 125,000 shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days of this Schedule 13G.

8 SHARED DISPOSITIVE POWER See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,780,389 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON* IN

ITEM 1	(a).	NAME OF ISSUER:

Home Inns & Hotels Management Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Lane No. 421, Chang Ping Road, Jing An District
Shanghai 200041
People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Max Wealth Enterprise Limited

Neil Nanpeng Shen

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Max Wealth Enterprise Limited
c/o Neil Nanpeng Shen
Rm. 3202a, The Centrium
60 Wyndham Street, Central, Hong Kong

Neil Nanpeng Shen
Rm. 3202a, The Centrium
60 Wyndham Street, Central, Hong Kong

ITEM 2	(c)	CITIZENSHIP:

Max Wealth Enterprise Limited – British Virgin Islands

Neil Nanpeng Shen is a Hong Kong citizen.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G6647N108

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by the reporting persons is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Max Wealth Enterprise Limited	4,655,389	6.6%	4,655,389	0	4,655,389	0
Neil Nanpeng Shen	4,780,389	6.8%	4,780,389	0	4,780,389	0

Max Wealth, a British Virgin Islands company, is the record owner of 4,655,389 ordinary shares of Home Inns & Hotels Management Inc. Neil Nanpeng Shen is the sole owner and director of Max Wealth. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Shen may be deemed to beneficially own all of the shares held by Max Wealth. In addition, Mr. Shen has the right to acquire 125,000 ordinary shares upon exercise of options within 60 days of this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

Max Wealth Enterprise Limited	/s/ Neil Nanpeng Shen
	Name:	Neil Nanpeng Shen
	Title:	Director

Neil Nanpeng Shen	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement